File No: 069-00395

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM U-3A-2

Statement by Holding Company Claiming
Exemption Under Rule U-3A-2 from the provisions
of the Public Utility Holding Company Act of 1935

For the Year Ended December 31, 2004

DTE ENERGY COMPANY

AND

DTE ENTERPRISES, INC.

AND

MICHCON HOLDINGS, INC.

FOREIGN UTILITY COMPANIES
EXHIBITS
SIGNATURES

Hereby file jointly with the Securities and Exchange Commission (“SEC”), pursuant to Rule 2, their statement claiming exemptions as holding companies pursuant to section 3(a)(1) of the Public Utility Holding Company Act of 1935 (“PUHCA of 1935”), and submit the following information:

I. NATURE OF BUSINESS OF CLAIMANTS AND EVERY SUBSIDIARY THEREOF

Claimant: DTE Energy Company

DTE Energy Company (“Company” or “DTE”) is a Michigan corporation. DTE owns directly and indirectly, four utilities, The Detroit Edison Company (“Detroit Edison”), Michigan Consolidated Gas Company (“MichCon”), Citizens Gas Fuel Company (“Citizens”), and Southern Missouri Gas Company, L.P. (“SMGC”), and non-regulated subsidiaries engaged in energy marketing and trading, energy services, and various other electricity, coal and gas related businesses. The Company’s address is 2000 2nd Avenue, Detroit, Michigan 48226-1279.

Claimant: DTE Enterprises, Inc.

DTE Enterprises, Inc. (“DTEE”) owns directly and indirectly, three utilities, MichCon, Citizens, SMGC, and non-regulated subsidiaries primarily involved in natural gas production, gathering, processing, transmission, storage, distribution and marketing in the Midwest-to-Northeast corridor. DTEE is organized under the laws of the state of Michigan and has its principal executive offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279.

Claimant: MichCon Holdings, Inc.

MichCon Holdings, Inc. is the holding company for MichCon and MichCon Enterprises, Inc. MichCon is a public utility engaged in the distribution and transmission of natural gas in the state of Michigan. MichCon’s principal executive offices are located at 2000 2nd Avenue, Detroit, Michigan 48226-1279. MichCon conducts substantially all of its business in the state of Michigan and is subject to the jurisdiction of the Michigan Public Service Commission (“MPSC”) as to various phases of its operations, including gas sales rates, service, and accounting. MichCon Enterprises, Inc. (a non-regulated affiliate) was formed to engage in non-regulated activities.

1.	DTE Energy Company

A.	DTE Energy Resources, Inc. (“DTE ER”) is a Michigan corporation. DTE ER is a wholly owned subsidiary of the Company with offices at 425 S. Main, Ann Arbor, Michigan 48104. DTE ER is engaged in energy services, electric generation, electric and gas marketing and trading and landfill gas projects.

1.	DTE Biomass Energy, Inc. (“DTE Biomass”) is a Michigan corporation with offices at 425 S. Main, Ann Arbor, Michigan 48104. DTE Biomass is a wholly owned subsidiary of DTE ER and is engaged in landfill gas projects.

a.	Belleville Gas Producers, Inc. (“Belleville”) is a Michigan corporation with offices at 425 S. Main, Ann Arbor, Michigan, 48104. Belleville is a wholly owned subsidiary of DTE Biomass and it is engaged in landfill gas projects.

b.	Birmingham Gas Producers, L.L.C. (“Birmingham”), is a Michigan company with offices at 425 S. Main, Ann Arbor, Michigan 48104. Birmingham is a wholly owned subsidiary of DTE Biomass and is engaged in landfill gas projects.

c.	Coopersville Gas Producers, L.L.C. (“Coopersville”), was a Michigan company with offices at 425 S. Main, Ann Arbor, Michigan 48104. Coopersville was a wholly owned subsidiary of DTE Biomass and is engaged in landfill gas projects. Coopersville was sold on July 1, 2004.

d.	DTE Arbor Gas Producers, Inc. (“DTE Arbor”) is a Michigan corporation with offices at 425 S. Main, Ann Arbor, Michigan 48104. DTE Arbor is a wholly owned subsidiary of DTE Biomass and it is engaged in landfill gas projects.

e.	Escambia Gas Producers, Inc., formerly ESCA Gas Producers, Inc., (“Escambia”) is a Michigan corporation with offices at 425 S. Main, Ann Arbor, Michigan 48104. Escambia is a wholly owned subsidiary of DTE Biomass and it is engaged in landfill gas projects.

f.	Fayetteville Gas Producers, L.L.C., formerly Fayetteville Gas Company, L.L.C. (“Fayetteville”) is a North Carolina company with offices located at 425 S. Main, Ann Arbor, Michigan 48104. Fayetteville is a wholly owned subsidiary of DTE Biomass and it is engaged in landfill gas projects.

g.	Fort Worth Gas Producers, L.L.C. (“Fort Worth”) was a Michigan company with offices at 425 S. Main, Ann Arbor, Michigan 48104. Fort Worth was a wholly owned subsidiary of DTE Biomass and was engaged in landfill gas projects. Fort Worth was dissolved on February 13, 2004.

h.	Hillside Gas Producers, L.L.C. (“Hillside”) is a Michigan company with offices at 425 S. Main, Ann Arbor, Michigan 48104. Hillside is a wholly owned subsidiary of DTE Biomass and is engaged in landfill gas projects.

i.	Kansas City Gas Producers, L.L.C. (“Kansas City”) is a Michigan company with offices at 425 S. Main, Ann Arbor, Michigan 48104. Kansas City is a wholly owned subsidiary of DTE Biomass and is engaged in landfill gas projects.

j.	Montgomery Gas Producers, L.L.C. (“Montgomery”), is a Michigan company with offices at 425 S. Main, Ann Arbor, Michigan 48104. Montgomery is a wholly owned subsidiary of DTE Biomass and is engaged in landfill gas projects.

k.	Oklahoma Gas Producers, L.L.C. (“Oklahoma”), is a Michigan company with offices at 425 S. Main, Ann Arbor, Michigan 48104. Oklahoma is a wholly owned subsidiary of DTE Biomass and is engaged in landfill gas projects.

l.	Orlando Gas Producers, Inc. (“Orlando”), is a Michigan corporation with offices at 425 S. Main, Ann Arbor, Michigan 48104. Orlando is a wholly owned subsidiary of DTE Biomass and is engaged in landfill gas projects.

m.	Phoenix Gas Producers, L.L.C. (“Phoenix”), is a Michigan company with offices at 425 S. Main, Ann Arbor, Michigan 48104. Phoenix is a wholly owned subsidiary of DTE Biomass and is engaged in landfill gas projects.

n.	Plainville Gas Producers, Inc., formerly Sumpter Gas Producers, Inc., (“Plainville”) is a Michigan corporation with offices at 425 S. Main, Ann Arbor, Michigan 48104. Plainville is a wholly owned subsidiary of DTE Biomass and is engaged in landfill gas projects.

o.	Polk Gas Producers, L.L.C. (“Polk”) is a Michigan company with offices at 425 S. Main, Ann Arbor, Michigan 48104. Polk is a 99% owned subsidiary of DTE Biomass and it is engaged in landfill gas projects.

p.	RES Power, Inc. (“RESP”) is a Michigan corporation with offices at 425 S. Main, Ann Arbor, Michigan 48104. RESP is a wholly owned subsidiary of DTE Biomass and is engaged in landfill gas projects.

q.	Riverview Gas Producers, Inc. (“Riverview”) is a Michigan corporation with offices at 425 S. Main, Ann Arbor, Michigan 48104. Riverview is a wholly owned subsidiary of DTE Biomass and is engaged in landfill gas projects.

r.	Roxana Gas Producers, Inc. (“Roxana”) is a Michigan corporation with offices at 425 S. Main, Ann Arbor, Michigan 48104. Roxana is a wholly owned subsidiary of DTE Biomass and is engaged in landfill gas projects.

s.	Sonoma Energy Systems, Inc. (“Sonoma”) is a Michigan corporation with offices at 425 S. Main, Ann Arbor, Michigan 48104. Sonoma is a wholly owned subsidiary of DTE Biomass and is engaged in landfill gas projects.

t.	South Side Gas Producers, L.L.C. (“South Side”) was a Michigan company with offices at 425 S. Main, Ann Arbor, Michigan 48104. South Side was a wholly owned subsidiary of DTE Biomass and is engaged in landfill gas projects. South Side was sold on July 1, 2004.

u.	St. Louis Gas Producers, L.L.C. (“St. Louis”) is a Michigan company with offices at 425 S. Main, Ann Arbor, Michigan 48104. St Louis is a wholly owned subsidiary of DTE Biomass and is engaged in landfill gas projects.

v.	Wake Gas Producers, L.L.C. (“Wake”) is a North Carolina company with offices at 425 S. Main, Ann Arbor, Michigan 48104. Wake is a wholly owned subsidiary of DTE Biomass and is engaged in landfill gas projects.

w.	Westside Gas Producers, L.L.C. (“Westside”) is a Michigan company with offices at 425 S. Main, Ann Arbor, Michigan 48104. Westside is a wholly owned subsidiary of DTE Biomass and is engaged in landfill gas projects.

x.	Wichita Gas Producers, L.L.C. (“Wichita”), formerly BES/LES Gas Producers I, L.L.C., is a Michigan company with offices at 425 S. Main, Ann Arbor, Michigan 48104. Wichita is a 90% owned subsidiary of DTE Biomass and is engaged in acquiring rights to, developing, collecting and selling landfill gas and related constituent products.

y.	Winston Gas Producers, L.L.C. (“Winston”) is a North Carolina company with offices at 425 S. Main, Ann Arbor, Michigan 48104. Winston is a 99% owned subsidiary of DTE Biomass and is engaged in landfill gas projects.

z.	Salt Lake Gas Producers, L.L.C. (“Salt Lake”) is a Michigan company with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. Salt Lake is a wholly owned subsidiary of DTE Biomass and is engaged in a landfill gas-to-energy project.

aa.	Sunshine Energy Producers, L.L.C. (“Sunshine”) is a Michigan company with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. DTE Biomass holds 50% of this entity, which is engaged in a landfill gas-to-energy project.

bb.	Pinnacle Gas Producers, L.L.C. (“Pinnacle”) is a Michigan company with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. Pinnacle is a wholly owned subsidiary of DTE Biomass and is engaged in a landfill gas-to-energy project.

cc.	Federal Renewable Energy Producers, L.L.C. (“Federal”), formerly Kansas City Energy Producers, LLC, was a Michigan company with offices located at 2000 2nd Avenue, Detroit, Michigan 48226-1279. DTE Biomass held 50% of this entity which was engaged in a landfill gas-to-energy project. Federal was dissolved on February 6, 2004.

dd.	DTE Methane Resources, L.L.C. (“DTE Methane”), is a Michigan company with offices at 425 S. Main St., Ann Arbor, Michigan 48104. DTE Methane is a wholly owned subsidiary, 50% by DTE Biomass and 50% by DTE Coal Services, and is engaged in coal mine methane projects.

ee.	Adrian Gas Producers, L.L.C. (“Adrian Gas”) is a Michigan company with offices at 425 S. Main, Ann Arbor, Michigan 48104. Adrian Gas is a 50% owned subsidiary of DTE Biomass and is engaged in landfill gas projects.

ff.	Adrian Energy Associates, LLC (“Adrian Energy”) is a Michigan company with offices at 29261 Wall Street, Wixom, Michigan 48393. Adrian Energy is a 50% owned subsidiary of DTE Biomass and is engaged in the production of electricity from landfill gas.

gg.	Bellefontaine Gas Producers, L.L.C. (“Bellefontaine Gas”) is a Michigan company with offices at 425 S. Main, Ann Arbor, Michigan 48104. Bellefontaine Gas is a 50% owned subsidiary of DTE Biomass and is engaged in landfill gas projects.

hh.	Bellefontaine Leachate Producers, L.L.C. (“Bellefontaine Leachate”) is a Michigan company with offices at 6910 Treeline Drive, Brecksville, Ohio 44141. Bellefontaine Leachate is a 50% owned subsidiary of DTE Biomass and is engaged in processing landfill leachate from landfill gas.

ii.	Raleigh Steam Producers, LLC, formerly Enerdyne IV, LLC, (“Raleigh”) is a North Carolina company with offices at 425 S. Main, Ann Arbor, Michigan 48104. Raleigh is a 50% owned subsidiary of DTE Biomass and is engaged in production of steam from landfill gas.

jj.	Riverview Energy Systems, a partnership (“Riverview”) is a Michigan partnership with offices at 29261 Wall Street, Wixom, Michigan 48393. Riverview is a 50% owned subsidiary of RES Power, Inc. and is engaged in the production of electricity from landfill gas.

kk.	Sacramento Gas Producers, L.L.C. (“Sacramento”) is a Michigan company with offices at 425 S. Main, Ann Arbor, Michigan 48104. Sacramento is a 50% owned subsidiary of DTE Biomass and is engaged in landfill gas projects.

ll.	Salem Energy Systems, LLC (“Salem”) is a North Carolina company with offices at 29261 Wall Street, Wixom, Michigan 48393. Salem is 50% owned by DTE Biomass and is engaged in the production of electricity from landfill gas.

2.	DTE Energy Trading, Inc., (“DTE Energy Trading”) formerly Huron Energy Services, Inc., is a Michigan corporation with offices at 414 S. Main, Ann Arbor, Michigan 48104. DTE Energy Trading is a wholly owned subsidiary of DTE ER. DTE Energy Trading is engaged in wholesale and retail energy marketing.

3.	DTE Generation, Inc. (“DTE Generation”) is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. DTE Generation is a wholly owned subsidiary of DTE ER and is a holding company.

a.	DTE River Rouge, No. 1, LLC (“DTE River”) is a Michigan company with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. DTE River is a wholly owned subsidiary of DTE Generation, Inc. and is involved in a project at River Rouge Power Plant.

4.	DTE Energy Services, Inc. (“DTE ES”), formerly Edison Energy Services, Inc., is a Michigan corporation with offices at 414 S. Main, Ann Arbor, Michigan 48104. DTE ES is a wholly owned subsidiary of DTE ER and it is engaged in energy services activities.

a.	DTE ES Holdings, Inc. (“DTE ES Holdings”) is a Michigan corporation with offices at 414 S. Main, Ann Arbor, Michigan 48104. DTE ES Holdings is a wholly owned subsidiary of DTE ES and is a holding company.

(1)	DTE Indiana Harbor, LLC (“Indiana Harbor”) is a Delaware company with offices at 414 S. Main, Ann Arbor, Michigan 48104. Indiana Harbor a is wholly-owned subsidiary of DTE ES and is a holding company.

a.	Indiana Harbor Coke Company LP (“Indiana Harbor Coke Company”) is a Delaware limited partnership with offices at 414 S. Main, Ann Arbor, Michigan 48104. Indiana Harbor Coke Company is 5% owned by Indiana Harbor.

b.	PCI Enterprises Company, Inc. (“PCI”) is a Michigan corporation with offices at 414 S. Main, Ann Arbor, Michigan 48104. PCI is a wholly owned subsidiary of DTE ES and it operates a pulverized coal facility.

c.	CBC I, L.L.C. (“CBC”) is a Delaware company with offices at 414 S. Main, Ann Arbor, Michigan 48104. CBC is a wholly owned subsidiary of DTE ES and is a holding company.

d.	EES Coke Battery, L.L.C. (“EES”) is a Michigan company with offices at 414 S. Main, Ann Arbor, Michigan 48104. EES is 50.5% owned by DTE ES and .5% by CBC and is engaged in coke supply.

e.	DTE BH Holdings, Inc. (“DTE BH”) is a Delaware corporation with offices at 414 S. Main, Ann Arbor, Michigan 48104. DTE BH is a wholly owned subsidiary of DTE ES and is a holding company. This entity was dissolved in Michigan only on May 28, 2004. It had been incorporated in both Delaware and Michigan.

(1)	BH Coke Energy Company, Inc. (“BH Coke”) is a Delaware corporation with offices at 414 S. Main, Ann Arbor, Michigan 48104. BH Coke is a wholly owned subsidiary of DTE BH and is a holding company.

a.	DTE Burns Harbor, L.L.C. (“DTE Burns Harbor”) is a Delaware company with offices at 414 S. Main, Ann Arbor, Michigan 48104. DTE Burns Harbor is 38.77% owned by BH Coke and 12.23% owned by DTE BH and operates a coke battery facility.

f.	DTE Sparrows Point Operations, Inc. (“Sparrows Point Operations”) is a Michigan corporation with offices at 414 S. Main, Ann Arbor, Michigan 48104. Sparrows Point Operations is a wholly owned subsidiary of DTE ES, and is engaged in the operation of pulverized coal injection facilities.

g.	DTE Sparrows Point Holdings, L.L.C. (“Sparrows Point Holdings”) is a Delaware company with offices at 414 S. Main, Ann Arbor, Michigan 48104. Sparrows Point Holdings is a wholly owned subsidiary of DTE ES, and is a holding company.

h.	DTE Georgetown Holdings, Inc. (“Georgetown Holdings”) is a Delaware corporation with offices at 414 S. Main, Ann Arbor, Michigan 48104. Georgetown Holdings is a wholly owned subsidiary of DTE ES, and is a holding company.

i.	DTE Georgetown, LP. (“Georgetown”), is a Delaware limited partnership with offices at 414 S. Main, Ann Arbor, Michigan 48104. Georgetown is a 99% owned subsidiary of DTE ES and 1% owned by Georgetown Holdings, Inc. and is engaged in the generation of electricity.

j.	DTE Northwind Operations, L.L.C. (“Northwind Operations”) is a Michigan company with offices at 414 S. Main, Ann Arbor, Michigan 48104. Northwind Operations is a wholly owned subsidiary of DTE ES and handles the operation and maintenance of Northwind.

k.	DTE Northwind, L.L.C. (“Northwind”) is a Delaware company with offices at 414 S. Main, Ann Arbor, Michigan 48104. Northwind is a wholly owned subsidiary of DTE ES and operates a chilled water plant.

l.	DTE Sparrows Point, L.L.C. (“Sparrows Point”) is a Delaware company with offices at 414 S. Main, Ann Arbor, Michigan 48104. Sparrows Point is a wholly owned subsidiary of DTE ES and is engaged in the operation of a pulverized coal injection plant.

m.	DTE Synfuels, L.L.C. (“Synfuels”) is a Delaware company with offices at 414 S. Main, Ann Arbor, Michigan 48104. Synfuels is a wholly owned subsidiary of DTE ES and is a holding company for synfuel projects.

(1)	DTE Buckeye Operations, LLC (“Buckeye Operations”) is a Delaware company with offices at 414 S. Main, Ann Arbor, Michigan 48104. Buckeye Operations is a wholly owned subsidiary of Synfuels and is engaged in synthetic fuel machine operations.

(2)	DTE Synfuel Partners, LLC (“Synfuel Partners”) is a Delaware company with offices at 414 S. Main, Ann Arbor, Michigan 48104. Synfuel Partners is a wholly owned subsidiary of Synfuels and is a holding company for numerous synthetic fuel manufacturing facilities.

a.	DTE Smith Branch, LLC (“Smith Branch”), formerly CRC No. 5, LLC, is a Delaware company with offices at 414 S. Main, Ann Arbor, Michigan 48104. Smith Branch is 1% owned by Synfuel Partners, and is engaged in synfuel projects.

(1)	DTE Pineville, LLC (“DTE Pine”) is a Delaware company with offices at 414 S. Main, Ann Arbor, Michigan 48104. DTE Pine is wholly owned by Smith Branch and is engaged in synfuel projects.

b.	DTE Clover, LLC (“Clover”), formerly CRC No. 6, LLC, is a Delaware company with offices at 414 S. Main, Ann Arbor, Michigan 48104. Clover is 5% owned by Synfuel Partners, and is engaged in synfuel projects.

c.	DTE IndyCoke, LLC (“IndyCoke”), formerly CRC No. 1, LLC, is a Delaware company with offices at 414 S. Main, Ann Arbor, Michigan 48104. IndyCoke is 1% owned by Synfuel Partners, and is engaged in synfuel projects.

d.	DTE Belews Creek, LLC (“Belews Creek”), formerly CRC No. 3, LLC, is a Delaware company with offices at 414 S. Main, Ann Arbor, Michigan 48104. Belews Creek is 1% owned by Synfuels Partners and is engaged in synfuel projects.

e.	DTE Utah Synfuels, LLC (“Utah Synfuels”), formerly DTE Kentucky, LLC is a Delaware company with offices at 414 S. Main, Ann Arbor, Michigan 48104. Utah Synfuels is 1% owned by Synfuel Partners, and is engaged in synfuel projects.

f.	DTE Buckeye, LLC (“Buckeye”) is a Delaware company with offices at 414 S. Main, Ann Arbor, Michigan 48104. Buckeye is 1% owned by Synfuel Partners, and is engaged in synfuel projects. CRC No.2 L.L.C. and CRC No. 4 L.L.C. were merged into Buckeye on April 16, 2002.

g.	DTE River Hill, L.L.C. (“Riverhill”) is a Delaware company with offices at 414 S. Main, Ann Arbor, Michigan 48104. Riverhill is 46% owned by Synfuels, 5% by Synfuel Partners and 49% by DTE ES Holdings and is engaged in synfuel projects.

h.	DTE Red Mountain, L.L.C. (“Red Mountain”) is a Delaware company with offices at 414 S. Main, Ann Arbor, Michigan 48104. Red Mountain is ..05% owned by Synfuel Partners, 46% owned by Synfuels and 9% owned by DTE ES Holdings and is engaged in synfuel projects.

(3)	DTE Smith Branch Operations, LLC (“Smith Branch Operations”) is a Delaware company with offices at 414 S. Main, Ann Arbor, Michigan 48104. Smith Branch Operations is a wholly owned subsidiary of Synfuels and is engaged in the operation of synthetic fuel facilities.

(4)	DTE Synfuel Operations, LLC (“Synfuel Operations”) is a Delaware company with offices at 414 S. Main, Ann Arbor, Michigan 48104. Synfuel Operations is a 95% owned subsidiary of Synfuels and 5% owned by Synfuel Partners and provides labor and management services to operate synthetic fuel manufacturing facilities.

(5)	DTE IndyCoke Operations, LLC (“IndyCokeOper”) is a Delaware company with offices at 414 S. Main, Ann Arbor, Michigan 48104. IndyCokeOper is a wholly owned subsidiary of Synfuels and is engaged in synthetic fuel machine operations.

n.	DTE Backup Generation Equipment Leasing, L.L.C. (“Backup Generation Equipment Leasing”) is a Delaware company with offices at 414 S. Main, Ann Arbor, Michigan 48104. Backup Generation Equipment Leasing is a wholly owned subsidiary of DTE ES, and is engaged in the equipment leasing business.

o.	Power Energy Partners, LLC (“Power Energy Partners”) is a Delaware company with offices at 414 S. Main, Ann Arbor, Michigan 48104. Power Energy Partners is a wholly owned subsidiary of DTE ES, and is a holding company.

(1)	Crete Energy Venture, LLC (“CEV”) is a Delaware company with offices at 414 S. Main Street, Ann Arbor, Michigan 48104. CEV is 50% owned by Power Energy Partners, and is engaged in electricity generation.

(2)	Crete Turbine Holdings, LLC (“CTH”) is a Delaware company with offices at 414 S. Main Street, Ann Arbor, Michigan 48104. CTH is 50% owned by Power Energy Partners, and is engaged in equipment sales.

p.	DTE Moraine, L.L.C. (“Moraine”) is a Delaware company with offices at 414 S. Main, Ann Arbor, Michigan 48104. Moraine is a wholly owned subsidiary of DTE ES, and is engaged in the development and operation of a compressed air facility.

q.	DTE East China, LLC (“East China”), formerly Woodward Energy, L.L.C., is a Michigan company with offices at 414 S. Main Street, Ann Arbor, Michigan 48104. East China is a wholly owned subsidiary of DTE ES and is engaged in electricity generation.

r.	DTE East China Operations, LLC (“East China Operations”) is a Delaware company, with offices at 414 S. Main, Ann Arbor, Michigan 48104. East China Operations is a wholly owned subsidiary of DTE ES, and is engaged in the operation and maintenance of an electric generation facility.

s.	DTE Tonawanda, LLC (“Tonawanda”) is a Michigan company with offices at 414 S. Main, Ann Arbor, Michigan 48104. Tonawanda is a wholly owned subsidiary of DTE ES and is engaged in wastewater treatment and supply of chilled water.

t.	DTE Tonawanda Operations, LLC (“Tonawanda Operations”) is a Delaware company with offices at 414 S. Main, Ann Arbor, Michigan 48104. Tonawanda Operations is a wholly owned subsidiary of DTE ES and is engaged in the operation of Tonawanda.

u.	DTE Heritage, LLC (“DTE Heritage”) is a Michigan company with offices at 414 S. Main, Ann Arbor, Michigan 48104. DTE Heritage is a wholly owned subsidiary of DTE ES and is engaged in the ownership and operation of an internal electric distribution system of electricity.

v.	DTE ES Holdings No. 1, LLC (“ES Holdings”) is a Delaware company with offices at 414 S. Main Street, Ann Arbor Michigan 48104. ES Holdings is a wholly owned subsidiary of DTE ES and is a holding company.

w.	DTE Lake Road Operations, LLC (“Lake Road”) is a Delaware company with offices at 414 S. Main Street, Ann Arbor, Michigan 48104. Lake Road is a wholly owned subsidiary of DTE ES and is engaged in the operation and maintenance of an electric generation facility.

x.	DTE La Paloma Operations, LLC (“La Paloma”) is a Delaware company with offices at 414 S. Main Street, Ann Arbor, Michigan 48104. La Paloma is a wholly owned subsidiary of DTE ES and is engaged in the operation and maintenance of an electric generation facility.

y.	DTE ES Finance, LLC (“ES Finance”) is a Delaware company with offices at 414 S. Main Street, Ann Arbor, Michigan 48104. ES Finance is 100% owned by DTE ES and is involved in financing and investing activities.

(1)	DTE Crete Operations, LLC (“Crete Operations”) is a Delaware company with offices at 414 S. Main Street, Ann Arbor, Michigan 48104. Crete Operations is a wholly owned subsidiary of ES Finance and operates and maintains electric generating facilities.

z.	DTE Mobile, LLC (“Mobile”) is a Delaware company with offices at 414 S. Main Street, Ann Arbor, Michigan 48104. Mobile is a wholly owned subsidiary of DTE ES and is a holding company.

(1)	MESC Capital, LLC (“MESC Cap”), formerly DTE Capital, LLC is a Delaware company with offices at 414 S. Main Street, Ann Arbor, Michigan 48104. MESC Cap is 50% owned by Mobile and is involved in financing and investing activities.

(a)	Mobile Energy Services Company, LLC (“Mobile Energy”), is an Alabama company with offices at 414 S. Main, Ann Arbor, Michigan 48104. Mobile Energy is a wholly owned subsidiary of MESC Cap and owns and operates the energy and recovery complex and related facilities located at the pulp and tissue mill in Mobile, Alabama.

aa.	Ziegler-DTE Energy Producers, LLC (“Energy Prod”) was a Delaware company with offices at 414 S. Main Street, Ann Arbor, Michigan 48104. Energy Prod was a wholly owned subsidiary of DTE ES. A Certificate was filed to cancel this entity in Delaware on November 6, 2003.

bb.	Ziegler-DTE Gas Producers, LLC (“Gas Prod”) was a Delaware company with offices at 414 S. Main Street, Ann Arbor, Michigan 48104. Gas Prod was a wholly owned subsidiary of DTE ES. A Certificate was filed to cancel this entity in Delaware on November 6, 2003.

cc.	MESC Capital, LLC (“MESC Cap”) formerly DTE Capital LLC is a Delaware company with offices at 414 S. Main Street, Ann Arbor, Michigan 48104. MESC Cap is a wholly owned subsidiary of DTE ES.

dd.	DTE PetCoke, LLC formerly DTE Utility Services Holdings, LLC (“Utility Serv Hold”) is a Delaware company with offices at 414 S. Main Street, Ann Arbor, Michigan 48104. Utility Serv Hold is wholly owned subsidiary of DTE ES, and is engaged in the supply of petroleum coke.

ee.	DTE Utility Services, LLC (“Utility Serv”) is a Delaware company with offices at 414 S. Main Street, Ann Arbor, Michigan 48104. Utility Serv is a wholly owned subsidiary of DTE ES.

ff.	DTE Energy Center, LLC (“Energy Center”) is a Delaware company with offices at 414 S. Main Street, Ann Arbor, Michigan 48104. Energy Center is 50% owned by Utility Serv Hold, and is involved in providing utility and energy conservation services.

gg.	DTE Coke Operations, LLC (“DTE Coke”) is a Michigan company with offices at 414 S. Main, Ann Arbor, Michigan 48104. DTE Coke is a wholly owned subsidiary of DTE ES and is involved in synthetic fuel activities.

hh.	DTE Mobile Operations, LLC (“DTE Mobile”), formerly DTE Carneys Point, LLC, is a Delaware company with offices at 414 S. Main, Ann Arbor, Michigan 48104. DTE Mobile is a wholly owned subsidiary of DTE ES and is involved in the operation of Mobile Energy.

ii.	DTE Cedar Bay Operations, LLC (“DTE Cedar”) is a Delaware company with offices at 414 S. Main, Ann Arbor, Michigan 48104. DTE Cedar is a wholly owned subsidiary of DTE ES. This LLC is to be dissolved in early 2005.

jj.	DTE Energy Center Operations, LLC (“DTE Energy Cent Oper”) is a Delaware company with offices at 414 S. Main, Ann Arbor, Michigan 48104. DTE Energy Cent Oper is a wholly owned subsidiary of DTE ES and is involved in the operation of Energy Center.

kk.	Mobile Energy Services Company, LLC (“Mobile Energy”) is an Alabama company with offices at 414 S. Main, Ann Arbor, Michigan 48104. Mobile Energy is a wholly owned subsidiary of DTE ES and owns and operates the energy and recovery complex and related facilities located at the pulp and tissue mill in Mobile, Alabama.

5.	DTE Coal Services, Inc. (“DTE Coal”) is a Michigan corporation with offices at 425 S. Main, Ann Arbor, Michigan 48104. DTE Coal is a wholly owned subsidiary of DTE ER and it is engaged in selling and transporting coal to third parties.

a.	DTE Rail Services, Inc., formerly DTE CS Rail Services, Inc., (“DTE Rail”) is a Michigan corporation with offices at 425 S. Main, Ann Arbor, Michigan 48104. DTE Rail is a wholly owned subsidiary of DTE Coal and it is engaged in rail car repair and maintenance.

b.	DTECS Holdings, Inc. (“DTECS Holdings”) is a Michigan corporation with offices at 425 S. Main, Ann Arbor, Michigan 48104. DTECS Holdings is a wholly owned subsidiary of DTE Coal and is engaged in the business of administering coal contracts. DTECS Holdings owns a 1% general partnership interest in DTECS Limited Partnership.

(1)	DTECS Limited Partnership is a Michigan limited partnership with offices at 425 S. Main, Ann Arbor, Michigan 48104. DTECS Limited Partnership is a 99% owned subsidiary of DTE Coal, which holds a limited partnership interest, and is engaged in the acquisition, storage and reselling of coal. DTECS Holdings holds a general partnership interest in DTECS Limited Partnership.

c.	DTE Peptec, Inc. (“DTE Peptec”) is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. DTE Peptec is involved in coal preparation and cleaning activities. DTE Peptec is a wholly owned subsidiary of DTE Coal.

(1)	DTE Dickerson, L.L.C. (“DTE Dickerson”) is a Michigan company with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. DTE Dickerson is involved in coal preparation and cleaning activities. DTE Dickerson is a wholly owned subsidiary of DTE Peptec.

(2)	Peptec, Inc. (“Peptec”) is a Pennsylvania company with offices at 425 S. Main, Ann Arbor, Michigan 48104. Peptec is a wholly owned subsidiary of DTE Peptec.

d.	DTE DuQuoin, LLC (“DTE DuQuoin”) is a Michigan company with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. DTE DuQuoin is involved in slurry and mining, waste processing. DTE DuQuoin is a wholly owned subsidiary of DTECoal.

e.	DTE Osage, LLC (“Osage”) is a Michigan company with offices at 414 S. Main, Ann Arbor, Michigan 48104. Osage is a wholly owned subsidiary of DTE Coal and is engaged in coal cleaning and processing.

B.	Syndeco Realty Corporation (“Syndeco”) is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. Syndeco is a wholly owned subsidiary of DTE. Syndeco is engaged in real estate projects.

1.	Syndeco Plaza L.L.C. (“Syndeco Plaza”) is a Michigan company with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. Syndeco Plaza is a wholly owned subsidiary of Syndeco and is engaged real estate projects.

2.	Ashley Mews L.L.C. (“Ashley”) is a Michigan company with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. Ashley is a wholly owned subsidiary of Syndeco and is engaged in real estate projects.

3.	Stratford Village, L.L.C. (“Stratford”) is a Michigan company with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. Stratford is a wholly owned subsidiary of Syndeco and is engaged in a residential condominium development in Orion Township.

4.	Delray Land, L.L.C. (“Delray”) was a Michigan company with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. Syndeco held 20% of this entity, which was engaged in real estate development in Detroit. Syndeco sold its interest in this company in November, 2004.

5.	23/Mound, L.L.C. (“23/Mound”) was a Michigan company with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. 23/Mound was a wholly owned subsidiary of Syndeco and owned 4 acres of land in Shelby Township. 23/Mound was dissolved on October 8, 2004.

6.	F. J. Waterman, L.L.C. (“Waterman”) was a Michigan company with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. Syndeco held 29% of this entity, which constructed a manufacturing building in Detroit. Syndeco sold its interest in this company in November, 2004.

7.	Syndeco Meadowbrook, LLC (“Meadowbrook”) is a Michigan company with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. Syndeco holds 50% of this entity, which owns property in Novi for future development.

8.	Syndeco Plaza Unit Acquisition LLC (“Plaza Unit”) is a Michigan company with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. Syndeco holds 100% of this entity.

C.	The Detroit Edison Company (“Detroit Edison”) is incorporated in Michigan and is a Michigan public utility. It is engaged in the generation, purchase, distribution and sale of electric energy in Southeastern Michigan. It also owned and operated a steam heating system in Detroit, Michigan, which was sold in January, 2003. On January 1, 1996, Detroit Edison became a wholly owned subsidiary of the Company. Detroit Edison’s address is 2000 2nd Avenue, Detroit, Michigan 48226-1279.

1.	Midwest Energy Resources Company (“MERC”) is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. MERC is a wholly owned subsidiary of Detroit Edison and is engaged in operating a coal-transshipment facility in Superior, Wisconsin.

2.	The Edison Illuminating Company of Detroit (“EIC”) is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. EIC is a wholly owned subsidiary of Detroit Edison and holds real estate.

3.	St. Clair Energy Corporation (“St. Clair”) is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. St. Clair is a wholly owned subsidiary of Detroit Edison and is engaged in fuel procurement.

4.	The Detroit Edison Securitization Funding, L.L.C. (“Securitization Funding”) is a Michigan company with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. Securitization Funding is a wholly owned subsidiary of Detroit Edison and is a special purpose entity established to recover certain stranded costs, called Securitization Property by Michigan Statute.

5.	Detroit Edison Trust I (“DET I”) is a Delaware statutory trust with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. DET I may offer from time to time trust preferred securities.

6.	Detroit Edison Trust II (“DET II”) is a Delaware statutory trust with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. DET II may offer from time to time trust preferred securities.

7.	Detroit Edison Trust III (“DET III”) is a Delaware statutory trust with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. DET III may offer from time to time trust preferred securities.

D.	Wolverine Energy Services, Inc. (“Wolverine”) is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. Wolverine is a wholly owned subsidiary of the Company and is a holding company.

1.	DTE Edison America, Inc. (“Edison America”) is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. Edison America is a wholly owned subsidiary of Wolverine, which is licensed to market energy and energy related products.

2.	DTE Energy Technologies, Inc. (“Technologies”) is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. Technologies is a wholly owned subsidiary of Wolverine and is engaged in energy solutions for industrial, commercial and small businesses.

a.	Alliance Energy Companies, Ltd. (“Alliance”) is a Minnesota corporation with offices at 1715 Lake Drive West, Chanhassen, Minnesota 55317-8580. Alliance is a wholly owned subsidiary of Technologies and is the holding company for the following entities:

(1)	Alliance Energy Systems, Inc. (“Energy Systems”) was a Minnesota corporation with offices at 1715 Lake Drive West, Chanhassen, Minnesota 55317-8580. Energy Systems was a wholly owned subsidiary of Alliance and was engaged in selling electric generators in the U.S. market. Energy Systems merged with Alliance on July 16, 2004.

(2)	Alliance Energy Services, Inc. (“Energy Services”) was a Minnesota corporation with offices at 1715 Lake Drive West, Chanhassen, Minnesota 55317-8580. Energy Services was a wholly owned subsidiary of Alliance and was engaged in servicing electric generators (primarily those sold by Energy Systems) in the U.S. market. Energy Services merged with Alliance on July 16, 2004.

(3)	DTE Energy Technologies-Canada, Inc., (“DTE ET Canada”) formerly Alliance Energy Systems Canada, Ltd. is an Ontario, Canada corporation with offices at 2425 Matheson Boulevard East, Mississauga, Canada L4W 5K4. DTE ET Canada is a wholly owned subsidiary of Alliance and is engaged in selling electric generators in the Canadian market.

3.	DTE Energy Solutions, Inc. (“Solutions”) is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. Solutions is a wholly owned subsidiary of Wolverine and is engaged in system based energy related products and services.

a.	DTE Engineering Services, Inc., (“DTE Engineering Services”) formerly UTS Systems, Inc., is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. DTE Engineering Services is a wholly owned subsidiary of Solutions. DTE Engineering Services is engaged in professional engineering services.

b.	DTE Energy Solutions Canada, Ltd. (“Energy Solutions”) which prior to May 8, 2002 was a joint venture between DTE Probyn Energy Solutions, Inc. and Probyn Company. This joint venture was organized June 23, 1998 under the Ontario Business Corporations Act. On May 8, 2002 Solutions acquired a 100% interest and changed the name to Energy Solutions. Energy Solutions has offices at 197 Glengarry Avenue, Toronto, Canada M5M 1E1.

c.	Global View Technologies, L.L.C. (“Global”) is a Michigan company with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. Solutions holds a 19% interest in Global.

E.	DTE Energy Ventures, Inc. (“DTE Ventures”), formerly Edison Development Corporation is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. DTE Ventures is a wholly owned subsidiary of DTE. DTE Ventures is engaged in business development.

1.	DTE Solar Company of California (“Solar”) is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. Solar is a wholly owned subsidiary of DTE Ventures. Solar is engaged in solar photovoltaic leasing.

F.	DTE Enterprises, Inc. (“DTEE”) is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. Except where otherwise indicated, DTEE owns directly or indirectly all of the outstanding common stock of MichCon Holdings, Inc., Citizens Gas Fuel Company (“Citizens”), MCN Energy Enterprises Inc. (“MCNEE”), and a 100% interest in Southern Missouri Gas Company, L.P.

1.	MichCon Holdings, Inc. is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279, and is the holding company for MichCon, a Michigan corporation, MichCon Enterprises, Inc., and MichCon Power Company, Inc. MichCon is a public utility engaged in the distribution and transmission of natural gas in the state of Michigan. MichCon’s principal executive offices are located at 2000 2nd Avenue, Detroit, Michigan 48226-1279. MichCon conducts substantially all of its business in the state of Michigan and is subject to the jurisdiction of the Michigan Public Service Commission (“MPSC”) as to various phases of its operations, including gas sales rates, service, and accounting. MichCon Enterprises, Inc. (a non-regulated affiliate) was formed to engage in non-regulated activities.

Except where otherwise indicated, the companies set forth below are wholly owned subsidiaries of MichCon:

a.	MichCon Development Corporation is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. Through its various partnership arrangements, MichCon Development owned an interest in Harbortown, a residential and small commercial development constructed along the Detroit River in Detroit, Michigan, which was sold in December 2003.

b.	Blue Lake Holdings, Inc. is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. It holds a 25% interest in Blue Lake Gas Storage Company, a partnership that has converted a depleted natural gas field in northern Michigan into a 46 billion cubic feet (Bcf) natural gas storage field, which it now operates.

c.	MichCon Pipeline Company is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. Through the subsidiaries below, is engaged in pipeline and gathering projects in Michigan:

(1)	MichCon Gathering Company is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. It owns and operates the Antrim Expansion Pipeline.

(2)	Saginaw Bay Pipeline Company is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. It currently owns and operates a 68-mile pipeline that transports natural gas and natural gas liquids from reserves in east-central Michigan to natural gas processing plants in northern Michigan.

(3)	Saginaw Bay Lateral Company is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. It is the sole general partner and owns 46% of a partnership that owns and operates lateral pipelines interconnecting with the 68-mile pipeline previously described.

(4)	Westside Pipeline Company is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. It owns 80.2% of the Jordan Valley Partnership, a partnership that owns and operates two pipeline systems.

(5)	Thunder Bay Gathering Company is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. It owns and operates a pipeline system, consisting of 44 miles of gathering lines situated in Alpena and Alcona Counties in northeast Michigan.

(6)	MichCon Lateral Company is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. It owns and operates a 210 mile pipeline and 325 miles of gathering lines in northern Michigan.

d.	Huron Pipeline Company, was a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. It was originally formed in 1996 to acquire a 50% ownership interest in the ANR Link Interstate Pipeline, which transports natural gas to Canada through a pipeline owned by Niagara Gas Transmission Limited, a subsidiary of the Consumers Gas Co. Ltd. Huron Pipeline was merged with MichCon on December 14, 2004.

(1)	Huron Gas Services Company was a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. Huron Gas Services Company was originally formed in 1996 to market pipeline transportation services. Huron Gas Services was merged with Huron Pipeline Company on December 13, 2004.

e.	Kalkaska Gas Storage Limited Partnership (“Kalkaska”) is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. Kalkaska of which MichCon owns 31%, held 53.5% general partnership interest in the Cold Springs Gas Storage Limited Partnership, which was dissolved in 2001.

The company set forth below is a wholly owned subsidiary of MichCon Enterprises, Inc.:

1.	MichCon Fuel Services Company is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. It markets natural gas as a vehicular fuel and markets energy to residential and commercial customers through a transportation brokerage pilot program. MichCon Fuel Services Company became inactive in 2001.

The companies set forth below are wholly owned subsidiaries of DTE Enterprises, Inc.

1.	Citizens Gas Fuel Company (“Citizens”), a Michigan corporation is a public utility engaged in the distribution of natural gas in Michigan. Citizens’ principal executive offices are located at 127 N. Main Street, Adrian, Michigan 49221.

2.	Southern Missouri Gas Company, L.P. (“SMGC”), a Missouri company, is a public utility engaged in the distribution and transmission of natural gas in Missouri. DTEE acquired an additional 5% interest in SMGC during 2003 and currently holds a 100% interest in SMGC. The principal executive offices of SMGC are located at 301 East 17th Street, Mountain Grove, Missouri 65711.

3.	MCN Energy Enterprises, Inc. (“MCNEE”), formerly MCN Investment Corporation, is the holding company for DTEE’s various diversified energy subsidiaries. MCNEE, through its subsidiaries and joint ventures, provides gathering, processing and transmission services; engages in energy marketing activities and storage services; engages in gas and oil exploration, development and production; and is involved in other energy-related businesses. Except where otherwise indicated, the companies set forth below are wholly owned subsidiaries of MCNEE:

a.	DTE Gas Storage, Pipelines and Processing Company, formerly MCNIC Pipeline & Processing Company is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. It engages in pipeline and processing projects through the following subsidiaries and partnerships:

(1)	MCNIC Offshore Pipeline & Processing Company is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. It holds 100% of MCNIC Black Marlin Offshore Company, which held a 33.3% interest in the Black Marlin Pipeline System, which was sold in January 2001 and held a 33% interest in the Blue Dolphin System, which was sold in February 2002.

(2)	DTE Michigan Holdings, Inc., formerly MCNIC Michigan Holdings, Inc. is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279.

(a)	Bagley Processing Company is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. (47% general partnership interest in natural gas carbon dioxide (“CO2”) removal facility).

(b)	Warner Treating Company is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. (90% interest in natural gas CO2 removal facility).

(c)	Terra-Westside Processing Company is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. (85% interest in natural gas CO2 removal facility).

(3)	DTE East Coast Pipeline Company, formerly MCNIC East Coast Pipeline Company is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. It held a 16.4% interest in the 292-mile Portland Natural Gas Transmission System Pipeline Project, which was sold in September 2003.

(4)	MCNIC General Methanol Company was a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. It held a 1% general partnership interest in Lyondell Methanol Co. L.P. The partnership interest was sold in May 2002. MCNIC General Methanol was merged with DTE Gas Storage, Pipelines and Processing Company on June 10, 2004.

(5)	MCNIC Methanol Holdings Company was a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. It held a 24% limited partnership interest in Lyondell Methanol Co. L.P. The partnership interest was sold in May 2002. MCNIC Methanol Holdings merged with DTE Gas Storage, Pipelines and Processing Company on June 10, 2004.

(6)	Crown Asphalt Ridge, L.L.C. (100% interest) is a Utah company with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279.

(7)	MCNIC East Texas Gathering Company is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. It held a 39.9% limited partnership interest in American Central Eastern Texas Gas Company, L.P., a natural gas NGL removal facility. The interest was sold in January 2004.

(8)	MCNIC East Texas Pipeline & Processing Company is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. It held a 0.1% general partnership interest in American Central Eastern Texas Gas Company, L.P., a natural gas NGL removal facility. The interest was sold in January 2004.

(9)	MCNIC Permian Basin Company was a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. It held a 0.99% general partnership interest in PSCO2, L.P., which was sold in February 2002. MCNIC Permian Basin merged with DTE Gas Storage, Pipelines and Processing Company on February 12, 2004.

(10)	MCNIC CO2 Investment Company was a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. It held a 41.5% general partnership interest in PSCO2, L.P., which it sold in February 2002. MCNIC CO2 Investment merged with DTE Gas Storage, Pipelines and Processing Company on February 12, 2004.

(11)	DTE Millennium Company, formerly MCNIC Millennium Company is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. It was formed to hold a 10.5% interest in the Millennium Pipeline Company, L.P.

(12)	DTE LLC Millennium Company, formerly MCNIC L.L.C. Millennium Company is a Michigan company with offices at 2000 2nd Avenue, Detroit, Michigan 48226-12796. It was formed to hold a 10.5% interest in the Millennium Pipeline Management Company, L.L.C., which holds a 1% interest in the Millennium Pipeline Company L.P.

(13)	DTE Vector Company, formerly MCNIC Vector Company is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. It was formed to hold a 39.6% limited partnership interest in Vector Pipeline, L.P., a Delaware Limited Partnership, which owns and operates the Vector Pipeline.

(14)	DTE Vector II Company, formerly MCNIC Vector II Company is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. It was formed in January 2000 to hold a 40% interest in Vector Pipeline Inc., which owns a 1% general partnership interest in Vector Pipeline, L.P., a Delaware Limited Partnership, which owns and operates the Vector Pipeline.

(15)	DTE Vector Canada, formerly MCNIC Vector Canada, Inc. is a New Brunswick corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. MCNIC Vector Canada, Inc. holds a 39.6% limited partnership interest in Vector Pipeline L.P., an Alberta, Canada limited partnership, which owns the Canadian portion of the Vector Pipeline.

(16)	DTE Vector Canada II, Inc. formerly MCNIC Vector Canada II, Inc. is a New Brunswick corporation holds 40% interest in Vector Pipeline Limited, which owns a 1% general partnership interest in Vector Pipeline L.P., an Alberta, Canada limited partnership, which owns the Canadian portion of the Vector Pipeline.

(17)	MCNIC Compression GP, Inc. holds a 0.1% general partnership interest in the KCI Compression Company, L.P. The partnership interest in KCI Compression Company, L.P. was sold in July 2001.

(18)	MCNIC Compression L.P., Inc. was formed to hold the 42.9% limited partnership interest in the KCI Compression Company, L.P. The partnership interest in KCI Compression Company, L.P. was sold in July 2001.

(19)	MCNIC Black Marlin Offshore Company is a Michigan company and is inactive.

(20)	MCNIC Mobile Bay Gathering Company is a Michigan company and is inactive.

(21)	MCNIC Mobile Bay NGL Pipeline, LLC is a Michigan company and is inactive.

(22)	Coal Recovery Holdings, LLC is a Delaware company and is inactive.

(23)	DTE Thunder Bay Processing, LLC is Michigan company with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279.

b.	MCN Power Company is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279 that pursues domestic power generation related opportunities.

(1)	South Norwalk Power Partners, L.L.C., is a Michigan company with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. It was formed to participate in power projects.

(2)	Metro Energy, L.L.C. is a Michigan company with offices at 414 S. Main Street, Ann Arbor, Michigan 48104. It provides energy related services. MCN Power holds a 50% interest in Metro Energy, L.L.C.

(3)	Summit Computing is a Delaware company with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. It is a wholly owned subsidiary of MCN Power Company.

(4)	Columbus Power Partners, L.L.C. is inactive. Its registered office is at 2000 2nd Avenue, Detroit, Michigan 48226-1279.

(5)	Source Co-Generation Company is inactive. Its registered office is at 2000 2nd Avenue, Detroit, Michigan 48226-1279.

c.	MCN International Corporation is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. It was formed as a holding company for DTEE’s international subsidiaries.

(1)	MCNIC Nepal Limited of Grand Cayman, Cayman Island, owns 100% of the Class B Capital Stock of Panda Bhote Koshi, which gives MCNIC Nepal rights to an 85% distribution of Panda Bhote Koshi, a Cayman Island company that holds a 100% interest in Panda of Nepal. Panda of Nepal holds a 75% interest in Bhote Koshi Power Company Private Limited, which owns a 36 Megawatt (“MW”) hydroelectric power project in Nepal.

(2)	MCNIC UAE Limited of Grand Cayman, Cayman Island, was formed to hold a 39% interest in an United Arab Emirate fertilizer plant project. Subsequently, MCNIC UAE Limited converted its equity interest into a loan. The loan was sold in 2004 leaving MCNIC UAE with no remaining assets.

(3)	MCNIC GP International Holdings of Grand Cayman, Cayman Islands is an inactive company.

(4)	MCNIC International Holdings of Grand Cayman, Cayman Islands is an inactive company.

(5)	IG One (Mauritius) Ltd. Of Grand Cayman, Cayman Islands is an inactive company.

d.	CoEnergy Trading Company (“CoEnergy Trading”) is a Michigan corporation with offices at 414 S. Main, Ann Arbor, Michigan 48104. It is engaged in the purchase and sale of natural gas to large-volume gas users and gas and electric utilities.

(1)	CoEnergy Sales Company, a Michigan corporation with offices at 414 S. Main, Ann Arbor, Michigan 48104, was formed in 1998 to hold the membership interest in DTE-CoEnergy, L.L.C., which has been dissolved. CoEnergy Sales Company merged with CoEnergy Trading on February 12, 2004.

e.	DTE Gas Storage Company, formerly MCNIC Gas Storage Company is a Michigan Corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. It engages in the storage of natural gas.

(1)	South Romeo Gas Storage Company (“South Romeo”), is a Michigan partnership with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. South Romeo has a 50% interest, owns and operates the Washington 28 Gas Storage Field, a 10 Bcf storage field in southeastern Michigan that provides storage services to MCNEE’s Energy Marketing operations. South Romeo holds a 50% interest in South Romeo Gas Storage Corporation.

(2)	W-10 Holdings, Inc., is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. It holds a 50% interest in Washington 10 Storage Partnership, a partnership that developed and operates the Washington 10 Storage Field, a 60.5 Bcf storage field in southeastern Michigan.

a.	Washington 10 Storage Partnership, is a Michigan partnership with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. The partnership is owned 50% by DTE Gas Storage Company and 50% by W-10 Holdings, Inc. and the purpose of the partnership is to lease and operate the project as a natural gas storage facility.

(3)	The Orchards Golf Limited Partnership (“Orchards Golf”), a Michigan partnership in which Orchards Golf has a 50% interest, developed, owns and operates a residential community and golf course on 520 acres of land above the South Romeo gas storage field in southeastern Michigan.

(4)	Shelby Storage LLC is a Michigan company with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. It is used to procure storage, mineral and load rights for a storage field.

f.	DTE Gas & Oil Company (“DTE Gas & Oil”) formerly MCN Oil & Gas Company is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. DTE Gas & Oil is engaged in natural gas and oil exploration, development and production through the following subsidiaries:

(1)	Green Oak Development Company is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279.

(2)	Otsego Exploration Company, L.L.C. is a Michigan company with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279.

(3)	MCNIC Enhanced Production, Inc., which has a 75% interest in Otsego EOR, L.L.C. is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279.

(4)	MCNIC Oil & Gas Midcontinent, Inc. is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279.

(5)	MCNIC Oil & Gas Properties, Inc. is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279.

(6)	Pageant Corporation was a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. Pageant was merged with DTE Gas & Oil on December 13, 2004.

(7)	Otsego EOR, LLC is a Michigan company with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279.

g.	Bridgewater Holdings, Inc. (“Bridgewater”) is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226- 1279. Bridgewater owns undeveloped real property in western Michigan.

h.	Combustion Concepts, Inc. (“Combustion Concepts”) was a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. Combustion Concepts held patents for the development of pressurized combustion technologies that provide increased fuel efficiency, heat uniformity and compactness of equipment. Combustion Concepts was merged with MCNEE on November 10, 2004.

i.	MCN Energy Holdings Inc. was a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. MCN Energy Holdings Inc. primarily consists of gas gathering and processing investments. MCN Energy Holdings was merged with MCNEE on November 10, 2004.

4.	MCN Michigan Limited Partnership (“MCN Michigan”) was a Michigan limited partnership with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. MCN was the 1% general partner in MCN Michigan. MCN Michigan existed for the sole purpose of issuing its limited partnership interests in the form of preferred securities and investing the gross proceeds thereof in MCN debt securities. The preferred securities were redeemed in February 2002. MCN Michigan Limited Partnership was dissolved on August 9, 2004.

5.	MCN Financing I was a Delaware business trust with offices located at 2000 2nd Avenue, Detroit, Michigan 48226-1279. MCN was the sole owner of MCN Financing I. MCN Financing I existed for the sole purpose of issuing preferred securities and investing the gross proceeds thereof in MCN debt securities. The preferred securities were redeemed in February 2002. The certificate was cancelled on July 2, 2004.

6.	MCN Financing II was a Delaware business trust with offices located at 2000 2nd Avenue, Detroit, Michigan 48226-1279. MCN was the sole owner of MCN Financing II. MCN Financing II existed for the sole purpose of issuing preferred securities and investing the gross proceeds thereof in MCN debt securities. The preferred securities were redeemed in January 2004. The certificate was cancelled on July 2, 2004.

7.	MCN Financing III was a Delaware business trust with offices located at 2000 2nd Avenue, Detroit, Michigan 48226-1279. MCN was the sole owner of MCN Financing III. MCN Financing III existed for the sole purpose of issuing preferred securities and investing the gross proceeds thereof in MCN debt securities. The certificate was cancelled on July 2, 2004.

8.	DTE Ozark, Inc (“DTE Ozark”) is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. DTE Ozark was formed to hold a limited partnership interest in Southern Missouri Gas Company, L.P., a Missouri limited partnership, organized as a public utility engaged in the distribution and transmission of natural gas. DTE Ozark holds a 4% limited partnership interest in Southern Missouri Gas Company, L.P.

G.	DTE Gas Resources, Inc. formerly DTE Exploration & Development, Inc. (“DTE Exp”) is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. DTE Gas Resources is a wholly owned subsidiary of DTE. DTE Exp holds the stock in DTE Yates Center, Inc.

a.	DTE Yates Center, Inc. (“DTE Yates”) is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. DTE Yates was involved in coal-bed methane activities, which have now been divested.

(1).	Patrick DTE Exploration, L.L.C. (“Patrick DTE”) is a Kansas company with offices at 515 South Kansas Avenue, Topeka, Kansas 66603. Patrick DTE is a wholly owned subsidiary of DTE Yates. Patrick DTE was involved in coal-bed methane activities, which have now been divested.

H.	DTE Energy Trust I (“DTE I”) is a Delaware statutory trust with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. DTE I issued the 7.8% Trust Preferred Securities and trust common securities, purchased DTE Energy debt securities, fully and unconditionally guaranteed by DTE Energy Company.

I.	DTE Energy Trust II (“DTE II”) is a Delaware statutory trust with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. DTE II may offer from time to time trust preferred securities.

J.	DTE Energy Trust III (“DTE III”) is a Delaware statutory trust with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. DTE III may offer from time to time trust preferred securities.

K.	DTE Services I, LLC (“DTE Serv”) is a Michigan company with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. DTE Serv is a single member L.L.C., which holds the lease for the jet used for corporate travel. The lease is through Lear Investments Company, L.L.C. DTE Serv is a wholly owned subsidiary of DTE.

L.	Plug Power, Inc. (“Plug”) is a New York corporation, with offices at 468 Albany-Shaker Road, Latham, New York 12110. DTE Energy Company currently holds a 15.3% interest in Plug, which is involved with fuel cell technology.

II. PUBLIC UTILITY PROPERTIES

A.	The Detroit Edison Company owns generating properties and facilities that are all located in the state of Michigan. Substantially all the net utility properties of Detroit Edison are subject to the lien of its mortgage. Power Generation plants owned and in service as of December 31, 2004 are as follows:

	LOCATION BY
	MICHIGAN	SUMMER NET		YEAR
PLANT NAME	COUNTY	RATED CAPABILITY (1) (2)		IN SERVICE
		(MW)%
Fossil-fueled Steam-Electric
Belle River (3)	St. Clair	1,026	9.3%	1984 and 1985
Conners Creek	Wayne	215	1.9	1999
Greenwood	St. Clair	785	7.1	1979
Harbor Beach	Huron	103	0.9	1968
Marysville	St. Clair	84	0.7	1930, 1943 and 1947
Monroe (4)	Monroe	3,080	27.8	1971, 1973 and 1974
River Rouge	Wayne	510	4.6	1957 and 1958
St. Clair	St. Clair	1,415	12.8	1953, 1954, 1959, 1961 and 1969
Trenton Channel	Wayne	730	6.6	1949, 1968 and 1999

		7,948	71.7
Oil or Gas-fueled Peaking Units	Various	1,102	10.0	1966-1971, 1981 and 1999
Nuclear-fueled Steam-Electric Fermi 2 (5)	Monroe	1,111	10.0	1988
Hydroelectric Pumped Storage Ludington (6)	Mason	917	8.3	1973

		11,078	100.0%

(1)	Summer net rated capabilities of generating units in service are based on periodic load tests and are changed depending on operating experience, the physical condition of units, environmental control limitations and customer requirements for steam, which otherwise would be used for electric generation.

(2)	Excludes one oil-fueled unit, St. Clair Unit No. 5 (250 MW), in cold standby status.

(3)	The Belle River capability represents Detroit Edison’s entitlement to 81.39% of the capacity and energy of the plant.

(4)	The Monroe Power Plant provided 35% of Detroit Edison’s total 2004 power plant generation.

(5)	Fermi 2 has a design electrical rating (net) of 1,150 MW.

(6)	Represents Detroit Edison’s 49% interest in Ludington with a total capability of 1,872 MW.

Detroit Edison owns and operates within the state of Michigan 667 distribution substations with a capacity of approximately 31,381,500 kilovolt amperes (kVa) and approximately 415,000 line transformers with a capacity of approximately 24,792,000 kVa amperes. Circuit miles of distribution lines owned and in service as of December 31, 2004 are as follows:

ELECTRIC DISTRIBUTION	Circuit Miles
Operating Voltage - kV	Overhead	Underground
4.8 kV to 13.2 kV	28,060	12,929
24 kV	101	690
40 kV	2,322	326
120 kV	70	13

	30,553	13,958

There are numerous interconnections that allow the interchange of electricity between Detroit Edison and electricity providers external to its service area. These interconnections are owned and operated by the International Transmission Company (ITC) and connect to neighboring energy companies.

B.	MichCon owns the following integrated distribution, transmission, and storage properties and facilities, all of which properties are located in the state of Michigan.

At December 31, 2004, MichCon’s distribution system included approximately 18,000 miles of distribution mains, approximately 1,164,000 service lines and approximately 1,275,000 active meters. MichCon owns 2600 miles of transmission lines that deliver natural gas to the distribution districts and interconnect its storage fields with the sources of supply and the market areas. MichCon owns properties relating to four underground natural gas storage fields with an aggregate working gas storage capacity of approximately 124 Bcf. Substantially all of the net utility properties of MichCon are subject to the lien of its mortgage.

C.	Citizens owns the following properties, all of which are located in Michigan.

At December 31, 2004, Citizens’ distribution system included approximately 445 miles of distribution mains, approximately 16 miles of transmission lines, approximately 15,700 service lines, and approximately 17,300 active meters. Citizens owns all of its properties used in the conduct of the utility business including a two-story office building and a one-story service center.

D.	Southern Missouri Gas Company (SMGC) owns the following properties, all of which are located in Missouri.

At December 31, 2004, SMGC’s distribution system included approximately 326 miles of distribution mains, approximately 10,200 service lines, and approximately 7,700 active meters. SMGC owns approximately 124 miles of transmission lines, which deliver natural gas to the various cities it serves and metering stations. SMGC leases its office/service center.

III. PUBLIC UTILITY DISTRIBUTION AND PURCHASE OF NATURAL GAS

A.	During the year ended December 31, 2004, Detroit Edison distributed and purchased the following wattage of electricity:

1.	40,378,835,739 Kilowatt Hours (Kwh) of electric energy was sold at retail within the state of Michigan generating gross utility operating revenue of $3,076,774,000. 2,197,190,375 Kwh of electric energy was sold at wholesale resulting in revenue of $64,781,000. Other wholesale (interconnection) generated $236,524, 000 based on sales of 6,371,812,258 Kwh within Michigan.

2.	No Kwh of electric energy was distributed at retail outside the state of Michigan.

3.	142,142 Kwh of electric energy was sold at wholesale outside the state of Michigan generating gross utility operating revenue of $7,681,000.

4.	1,033,326 Kwh of electric energy was purchased outside the state of Michigan.

B.	During the year ended December 31, 2004, MichCon distributed and purchased the following volumes of natural gas:

1.	169,505,596 thousand cubic feet (Mcf) of natural gas was distributed at retail within the state of Michigan resulting in gross utility operating revenue (“revenue”) of $1,403,505,000 and 144,867,269 Mcf of natural gas was distributed at retail under transportation contracts within the state of Michigan generating revenue of $118,770,000.

2.	No volumes of natural gas were distributed at retail outside the state of Michigan.

3.	No volumes of natural gas were distributed at wholesale outside the state of Michigan.

4.	43,445,560 Mcf of natural gas was purchased from various suppliers in the state of Louisiana; 28,413,204 Mcf of natural gas was purchased from various suppliers in the state of Kansas; 15,280,779 Mcf of natural gas was purchased from various suppliers in the state of Illinois; and 27,905,285 Mcf of natural gas was purchased from various suppliers in the state of Minnesota; 23,516,454 Mcf of natural gas was purchased from various suppliers in the state of Texas These volumes were transported by interstate pipeline suppliers to points of delivery within the state of Michigan.

C.	During the year ended December 31, 2004, Citizens distributed and purchased the following volumes of natural gas:

1.	Approximately 3,004,000 Mcf of natural gas was distributed at retail within the state of Michigan generating gross utility retail revenue of $25,657,000, and 176,000 Mcf of natural gas was distributed at retail under transportation contracts within the state of Michigan resulting in revenue of $207,000.

2.	No volumes of natural gas were distributed at retail outside the state of Michigan.

3.	No volumes of natural gas were distributed at wholesale outside the state of Michigan.

4.	No volumes of natural gas were purchased outside the state of Michigan.

D.	During the year ended December 31, 2004, SMGC distributed and purchased the following volumes of natural gas:

1.	Approximately 712,000 Mcf of natural gas was distributed at retail within the state of Missouri generating gross utility retail revenue of $7,982,000 and 294,000 Mcf of natural gas was distributed at retail under transportation contracts within the state of Missouri resulting in revenue of $226,000.

2.	No volumes of natural gas were distributed at retail outside the state of Missouri.

3.	No volumes of natural gas were distributed at wholesale outside the state of Missouri.

4.	Approximately 730,000 Mcf of natural gas was purchased from suppliers outside the state of Missouri. Southern Star Pipeline Company transported these volumes to a point of delivery within the state of Missouri.

E.	During the year ended December 31, 2004, DTE Energy Company consolidated distributed and purchased the following wattage of electricity and volumes of natural gas.

1.	a.	40,378,835,739 Kilowatt Hours (Kwh) of electric energy was sold at retail within the state of Michigan generating gross utility operating revenue of $3,076,774,000. 2,197,190,375 Kwh of electric energy was sold at wholesale resulting in revenue of $64,781,000. Other wholesale (interconnection) generated $236,524,000 based on sales of 6,371,812,258 Kwh within Michigan.

	b.	172,315,596 thousand cubic feet (Mcf) of natural gas was distributed at retail within the state of Michigan resulting in gross utility operating revenue (“revenue”) of $1,429,162,000 and 145,043,269 Mcf of natural gas was distributed at retail under transportation contracts within the state of Michigan generating revenue of $118,977,000.

	c.	Approximately 712,000 Mcf of natural gas was distributed at retail within the state of Missouri generating gross utility retail revenue of $7,982,000 and 294,000 Mcf of natural gas was distributed at retail under transportation contracts within the state of Missouri resulting in revenue of $226,000.

2.	a.	No Kwh of electric energy was distributed at retail outside the state of Michigan.
	b.	No volume of natural gas were distributed at retail outside the state of Michigan and Missouri.

3.	a.	142,142 Kwh of electric energy was sold at wholesale outside the state of Michigan generating gross utility operating revenue of $7,681,000.

	b.	No volumes of natural gas were distributed at wholesale outside the state of Michigan and Missouri.

4.	a.	1,033,326 Kwh of electric energy was purchased outside the state of Michigan.

	b.	43,445,560 Mcf of natural gas was purchased from various suppliers in the state of Louisiana; 28,413,204 Mcf of natural gas was purchased from various suppliers in the state of Kansas; 15,280,779 Mcf of natural gas was purchased from various suppliers in the state of Illinois; and 27,905,285 Mcf of natural gas was purchased from various suppliers in the state of Minnesota; 23,516,454 Mcf of natural gas was purchased from various suppliers in the state of Texas. These volumes were transported by interstate pipeline suppliers to points of delivery within the state of Michigan.

	c.	Approximately 730,000 Mcf of natural gas was purchased from suppliers outside the state of Missouri. Southern Star Pipeline Company transported these volumes to a point of delivery within the state of Missouri.

IV. INTEREST IN EXEMPT WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES

EXEMPT WHOLESALE GENERATORS

A.	DTE River Rouge No. 1, LLC (“DTE River”)

1.	DTE River is a single member Michigan company established January 3, 2000, located at 1 Belanger Park, River, Michigan 48218 with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. DTE River is an exempt wholesale generator (“EWG”) owning a 230 MW natural gas fired electric generating unit.

2.	DTE Generation, Inc. (“DTE Generation”) is the single member of DTE River. As the single member, DTE Generation has obligations to fund DTE River through capital contributions. As shown on Exhibit B, DTE Energy Resources, Inc. (100% owned by DTE Energy) owns 100% of DTE Generation’s common stock.

3.	The Company has issued guarantees in the amount of $3 million for the benefit of DTE River.

4.	Capitalization and losses of DTE River were $57,512,000 and $5,715,000, respectively.

5.	DTE River has contracts with Detroit Edison with 2004 fees of $1,938,000 for general operation & maintenance and contracts with MichCon with 2004 fees of $347,000 for gas transportation.

B.	DTE Georgetown, LP (“Georgetown”)

1.	DTE Georgetown LP is a Delaware limited partnership, formerly DTE Georgetown, LLC, a Delaware limited liability company, that was established September 8, 1999, with offices at 414 S. Main, Ann Arbor, MI 48104. Georgetown is an exempt wholesale generator, which owns an 80 MW natural gas fired electric generating units as of December 31, 2004.

2.	DTE Georgetown Holdings, Inc. owns a 1% general partnership interest in Georgetown and DTE Energy Services, Inc. (DTE ES) owns a 99% limited partnership interest in Georgetown. Georgetown Holdings is wholly owned by DTE ES. DTE ES is wholly owned by DTE Energy Resources, Inc., which is wholly owned by DTE Energy Company. Georgetown Holdings and DTE ES made no capital contributions to Georgetown in 2004.

3.	DTE ES has no guarantees outstanding for the benefit of Georgetown.

4.	Capitalization and loss of Georgetown for 2004 were $52,559,000 and $3,116,000, respectively.

5.	There are no service, sales or construction contracts between Georgetown and DTE Energy and affiliates.

C.	Metro Energy, L.L.C. (“Metro Energy”)

1.	Metro Energy is a Michigan company established in June 1999, with offices at 414 S. Main Street, Ann Arbor, Michigan 48104. Metro Energy is an EWG owning a 17 MW natural gas fired electric generating unit.

2.	MCN Power owns a 50% interest in Metro Energy. MCN Power is a wholly owned subsidiary of MCN Energy Enterprises Inc., which is a wholly owned subsidiary of DTE Enterprises, Inc., which is a wholly owned subsidiary of DTE Energy Company.

3.	MCN Power has issued no guarantees for the benefit of Metro Energy.

4.	Capitalization and earnings of Metro Energy for 2004 were $16,884,000 and $2,400,000, respectively.

5.	MichCon has a natural gas transportation agreement with Metro Energy.

D.	Crete Energy Venture, LLC (“CEV”)

1.	CEV is a Delaware company established in December 2000, with offices at 414 S. Main Street, Ann Arbor, Michigan 48104. CEV is an EWG owning a 315 MW gas-fired, simple cycle electric generating peaking facility.

2.	Power Energy Partners, L.L.C. (“Power Energy Partners”) owns a 50% membership interest in CEV. Power Energy Partners is a wholly owned subsidiary of DTE Energy Services (“DTE ES”). DTE ES is wholly owned by DTE Energy Resources, Inc., which is wholly owned by DTE Energy Company. DTE ES and Power Energy Partners, L.L.C. have made capital contributions in the amount of $38,709,000 to CEV.

3.	DTE ES has issued no guarantees for the benefit of CEV.

4.	Capitalization and losses of CEV for 2004 were $132,823,000 and $1,055,000, respectively.

5.	There are no service, sales or construction contracts between CEV and DTE Energy and affiliates.

E.	DTE East China, LLC (“East China”)

1.	East China, formerly known as, Woodward Energy, L.L.C., is a Michigan company established November 28, 2000, with offices at 414 S. Main, Ann Arbor, Michigan 48104. East China is an EWG owning a 329 MW gas-fired, simple cycle electric generating peaking facility.

2.	East China is a wholly owned subsidiary of DTE Energy Services (“DTE ES”). DTE ES is wholly owned by DTE Energy Resources, Inc., which is wholly owned by DTE Energy Company. DTE ES has made capital contributions in the amount of $2,224,000 to East China.

3.	DTE ES has issued no guarantees for the benefit of East China.

4.	Capitalization and losses of East China for 2004 were $121,650,000 and $7,340,000, respectively.

5.	East China has a natural gas transportation agreement with DTE Energy and affiliates.

FOREIGN UTILITY COMPANIES

F.	BHOTE KOSHI POWER COMPANY PRIVATE LIMITED (“BKPC”)

1.	BKPC is operating as a 36 MW hydroelectric power project in the Sindhupalchok District of Nepal, at KHA 1-960 Kalimati, Tahachal Kathmandu, Nepal. During 2004, BKPC has applied for an amendment to the Generation License to 45 MW.

2.	Panda of Nepal owns 75% of the issued shares of Bhote Koshi Power Company Private Limited. Panda Bhote Koshi, a Cayman Islands exempted company, wholly owns Panda of Nepal. MCNIC Nepal Limited of Grand Cayman owns 100% of the Class B Capital Stock of Panda Bhote Koshi (giving MCNIC Nepal a 85% ownership interest in Panda Bhote Koshi).

3.	Neither DTE Energy Company, nor its subsidiary holdings have issued any guarantees for the benefit of BKPC. However, the lenders of BKPC also have a 10% equity stake in the project and under certain circumstances have a put right to the remaining owners. MCN Energy Enterprises Inc. has issued a guaranty for MCNIC Nepal Limited’s obligation for that put option. The exposure for this guarantee is $1,939,000.

4.	As of December 31, 2004, DTEE has an $8.3 million indirect equity investment in BKPC. Capitalization and earnings of BKPC is $74,802,000 and $5,107,000, respectively.

5.	There are no service, sales or construction contracts between BKPC and DTEE or an affiliate of DTEE.

EXHIBITS

Exhibit A —	Attached hereto as Exhibit A are the unaudited Consolidating Statements of Operations for the year ended December 31, 2004, Consolidating Statements of Financial Position as of December 31, 2004, and Consolidating Statements of Retained Earnings for DTE Energy Company.

Exhibit B —	Attached hereto as Exhibit B is an organizational chart showing the relationship of each EWG and foreign utility company to associate companies in the holding company system.

SIGNATURES

     DTE Energy Company has caused this statement to be duly executed on its behalf by its authorized officer on this 28th day of February, 2005.

DTE ENERGY Company

By: /s/ Daniel G. Brudzynski

Daniel G. Brudzynski
Chief Accounting Officer,
Vice President and Controller

CORPORATE SEAL:

Attest:

/s/ TERESA M. SEBASTIAN

Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:

Teresa M. Sebastian
Assistant General Counsel and Assistant Corporate Secretary
2000 2nd Avenue
Detroit, Michigan 48226

EXHIBIT A

Unaudited

DTE Energy Company
Consolidating Statement of Income
For the year ended December 31, 2004
(in thousands)

	DTE	DTE	The Detroit
	Energy	Gas Resources	Edison
	Company	Inc.	Company
	(unconsolidated)

Operating Revenues		9	3,567,543

Operating Expenses
Fuel, purchased power and gas			884,646
Operation and maintenance	(94,373)	2,251	1,395,267
Depreciation, depletion and amortization		1	522,940
Taxes other than income	(14,325)	1	249,081
Gains on sale of assets	7,014		(1,055)

Total Operating Expenses	(101,684)	2,253	3,050,879

Operating Income	101,684	(2,244)	516,664

Other (Income) and Deductions
Interest expense	173,575		280,106
Interest income	(70,101)		(407)
Minority interest
Other income	(442,952)		(30,640)
Other expenses			53,727

Total Other (Income) and Deductions	(339,478)		302,786

Income Before Income Taxes	441,162	(2,244)	213,878

Income Taxes Provision (Benefit)	10,132	(783)	63,945

Income from Continuing Operations	431,030	(1,461)	149,933

Income from Discontinued Operations

Net Income	431,030	(1,461)	149,933

Unaudited

DTE Energy Company
Consolidating Statement of Income
For the year ended December 31, 2004
(in thousands)

	DTE	Wolverine	DTE
	Energy	Energy	Energy
	Resources, Inc.	Services, Inc.	Ventures, Inc

Operating Revenues	1,566,068	46,195	44

Operating Expenses
Fuel, purchased power and gas	(2,705)
Operation and maintenance	1,603,329	70,718	13,029
Depreciation, depletion and amortization	92,885	1,726	26
Taxes other than income	16,646	2	362
Gains on sale of assets	(212,448)	4

Total Operating Expenses	1,497,707	72,450	13,417

Operating Income	68,361	(26,255)	(13,373)

Other (Income) and Deductions
Interest expense	37,609	2,126	1
Interest income	(43,616)	(20)	(38)
Minority interest	(212,374)
Other income	(6,484)	725	(23,189)
Other expenses	702

Total Other (Income) and Deductions	(224,163)	2,831	(23,226)

Income Before Income Taxes	292,524	(29,086)	9,853

Income Taxes Provision (Benefit)	67,935	(10,130)	3,531

Income from Continuing Operations	224,589	(18,956)	6,322

Income from Discontinued Operations

Net Income	224,589	(18,956)	6,322

Unaudited

DTE Energy Company
Consolidating Statement of Income
For the year ended December 31, 2004
(in thousands)

	Syndeco	DTE	Elims. &
	Realty	Enterprises	Reclass.
	Corporation	Inc.

Operating Revenues	15,825	2,222,202	(303,713)

Operating Expenses
Fuel, purchased power and gas		1,409,483	(283,912)
Operation and maintenance	10,700	460,591	(41,872)
Depreciation, depletion and amortization	1,922	124,696
Taxes other than income	709	59,455
Gains on sale of assets		(3,854)	(5,000)

Total Operating Expenses	13,331	2,050,371	(330,784)

Operating Income	2,494	171,831	27,071

Other (Income) and Deductions
Interest expense	1,639	93,956	(71,244)
Interest income	(340)	(11,293)	71,209
Minority interest		438
Other income		(19,768)	442,367
Other expenses		1,866	11,000

Total Other (Income) and Deductions	1,299	65,199	453,332

Income Before Income Taxes	1,195	106,632	(426,261)

Income Taxes Provision (Benefit)	418	25,524	4,000

Income from Continuing Operations	777	81,108	(430,261)

Income from Discontinued Operations			(12,000)

Net Income	777	81,108	(442,261)

Unaudited

DTE Energy Company
Consolidating Statement of Income
For the year ended December 31, 2004
(in thousands)

DTE
Energy
Company
(consolidated)

Operating Revenues	7,114,173

Operating Expenses
Fuel, purchased power and gas	2,007,512
Operation and maintenance	3,419,640
Depreciation, depletion and amortization	744,196
Taxes other than income	311,931
Gains on sale of assets	(215,339)

Total Operating Expenses	6,267,940

Operating Income	846,233

Other (Income) and Deductions
Interest expense	517,768
Interest income	(54,606)
Minority interest	(211,936)
Other income	(79,941)
Other expenses	67,295

Total Other (Income) and Deductions	238,580

Income Before Income Taxes	607,653

Income Taxes Provision (Benefit)	164,572

Income from Continuing Operations	443,081

Income from Discontinued Operations	(12,000)

Net Income	431,081

Unaudited	Exhibit A

DTE Energy Company
Consolidating Balance Sheet
As of December 31, 2004
(in thousands)

	DTE	DTE	The Detroit
	Energy	Gas Resources	Edison
	Company	Inc.	Company

	(unconsolidated)

Assets
Current Assets
Cash and cash equivalents	3,267		6,316
Restricted cash			75,442
Accounts receivable
Customer (less allowance for doubtful accounts)		398	257,449
Accrued unbilled revenues			207,391
Under recovery of supply costs			(28,326)
Other	96,853		148,646
Notes receivable	607,452		84,940
Inventories
Fuel			99,764
Gas
Materials and supplies			117,910
Prepaid property taxes			5,300
Assets from risk management and trading activities	1
Deferred income taxes	16,329		25,183
Other	88,758		15,550

	812,660	398	1,015,565

Investments
Nuclear decommissioning trust funds			590,224
Other	7,240,053		55,258

	7,240,053		645,482

Property
Property, plant and equipment		14,545	12,708,671
Property under capital leases			222,345
Less accumulated depreciation, depletion and amortization		(1)	(5,354,382)

		14,544	7,576,634

Other Assets
Goodwill
Regulatory assets			2,052,876
Securitized regulatory assets			1,437,703
Prepaid pension assets
Notes receivable
Assets from risk management and trading activities
Other	34,449		113,936

	34,449		3,604,515

Total Assets	8,087,162	14,942	12,842,196

Unaudited

DTE Energy Company
Consolidating Balance Sheet
As of December 31, 2004
(in thousands)

	DTE	DTE	The Detroit
	Energy	Gas Resources	Edison
	Company	Inc.	Company

	(unconsolidated)

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable	77,215	2,058	345,839
Accrued interest	19,141		78,523
Common dividends payable	89,989		76,248
Accrued payroll			11,961
Accrued vacations			75,819
Over recovery of supply costs			112,155
Short-term borrowings	309,921
Income taxes	82,429	(2,081)
General taxes	4,213		10,807
Current portion of long-term debt	177,760		492,641
Current portion of capital leases			6,682
Liabilities from risk management and trading activities
Other	6,223		119,830

	766,891	(23)	1,330,505

Other Liabilities
Deferred income taxes	(460,477)	175	1,941,398
Regulatory liabilities			253,184
Asset Retirement Obligations		18	868,840
Unamortized investment tax credit			124,887
Liabilities from transportation and storage contracts
Liabilities from risk management and trading activities
Accrued postretirement benefit costs			141,741
Accrued environmental costs
Deferred gains from asset sales
Minority interest
Nuclear decommissioning			77,539
Qualified pension liability	(1,151)		246,605
Other	25		533,821

	(461,603)	193	4,188,015

Long-Term Debt
Mortgage bonds, notes and other	1,767,696		2,879,621
Securitization bonds			1,399,872
Equity-linked debt securities	177,760
Trust preferred-linked securities	288,660
Capital lease obligations			65,823

	2,234,116		4,345,316

Shareholder’s Equity
Common stock, without par value	3,322,912	18,281	2,445,535
Retained earnings	2,382,921	(3,509)	531,030
Accumulated other comprehensive income (loss)	(158,075)		1,795

	5,547,758	14,772	2,978,360

Total Liabilities and Shareholder’s Equity	8,087,162	14,942	12,842,196

Unaudited

DTE Energy Company
Consolidating Balance Sheet
As of December 31, 2004
(in thousands)

	DTE	Wolverine	DTE
	Energy	Energy	Energy
	Resources, Inc.	Services, Inc.	Ventures, Inc

Assets
Current Assets
Cash and cash equivalents	39,231	42	1,173
Restricted cash	47,056
Accounts receivable
Customer (less allowance for doubtful accounts)	299,866	18,990	696
Accrued unbilled revenues
Under recovery of supply costs
Other	72,330	5,574
Notes receivable	164,499	315	10,007
Inventories
Fuel	66,444
Gas
Materials and supplies	3,623	13,509
Prepaid property taxes	379
Assets from risk management and trading activities	177,526
Deferred income taxes	(7,915)
Other	23,266	2,241

	886,305	40,671	11,876

Investments
Nuclear decommissioning trust funds
Other	182,458	660	82,678

	182,458	660	82,678

Property
Property, plant and equipment	1,206,827	10,892	649
Property under capital leases
Less accumulated depreciation, depletion and amortization	(410,407)	(6,499)	(107)

	796,420	4,393	542

Other Assets
Goodwill	20,162	15,660
Regulatory assets
Securitized regulatory assets
Prepaid pension assets
Notes receivable	408,281
Assets from risk management and trading activities	30,880
Other	10,522	2,418	141

	469,845	18,078	141

Total Assets	2,335,028	63,802	95,237

Unaudited

DTE Energy Company
Consolidating Balance Sheet
As of December 31, 2004
(in thousands)

	DTE	Wolverine	DTE
	Energy	Energy	Energy
	Resources, Inc.	Services, Inc.	Ventures, Inc

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable	363,641	6,727	464
Accrued interest	32
Common dividends payable
Accrued payroll	14,141	1,288
Accrued vacations
Over recovery of supply costs
Short-term borrowings	381,633	19,854
Income taxes	(6,618)	(11,654)	2,806
General taxes	1,925
Current portion of long-term debt	13,479
Current portion of capital leases
Liabilities from risk management and trading activities	139,017
Other	35,086	2,003	265

	942,336	18,218	3,535

Other Liabilities
Deferred income taxes	(185,668)	(2,037)	13,805
Regulatory liabilities
Asset Retirement Obligations	25,913
Unamortized investment tax credit
Liabilities from transportation and storage contracts
Liabilities from risk management and trading activities	29,450
Accrued postretirement benefit costs	222
Accrued environmental costs	4,821
Deferred gains from asset sales	413,536
Minority interest	130,586
Nuclear decommissioning
Qualified pension liability
Other	277	2,836

	419,137	799	13,805

Long-Term Debt
Mortgage bonds, notes and other	43,853
Securitization bonds
Equity-linked debt securities
Trust preferred-linked securities

Capital lease obligations	43,853

Shareholder’s Equity
Common stock, without par value	322,772	130,302	49,644
Retained earnings	605,897	(85,483)	(3,345)
Accumulated other comprehensive income (loss)	1,033	(34)	31,598

	929,702	44,785	77,897

Total Liabilities and Shareholder’s Equity	2,335,028	63,802	95,237

Unaudited

DTE Energy Company
Consolidating Balance Sheet
As of December 31, 2004
(in thousands)

	Syndeco	DTE	Elims. &
	Realty	Enterprises,	Reclass
	Corporation	Inc.

Assets
Current Assets
Cash and cash equivalents	1,803	4,137
Restricted cash		3,419
Accounts receivable
Customer (less allowance for doubtful accounts)	367	302,187
Accrued unbilled revenues		170,307
Under recovery of supply costs		54,767	28,326
Other	56	139,587	(285,692)
Notes receivable	2,021	11,592	(729,590)
Inventories
Fuel
Gas		342,910
Materials and supplies		24,415
Prepaid property taxes		3,006
Assets from risk management and trading activities		126,068	(7,628)
Deferred income taxes		60,213
Other	57	64,766	(88,748)

	4,304	1,307,374	(1,083,332)

Investments
Nuclear decommissioning trust funds
Other	370	230,964	(7,234,927)

	370	230,964	(7,234,927)

Property
Property, plant and equipment	39,958	3,805,793	(6,761)
Property under capital leases		7,788
Less accumulated depreciation, depletion and amortization	(3,100)	(1,745,316)

	36,858	2,068,265	(6,761)

Other Assets
Goodwill		2,031,572
Regulatory assets		66,575
Securitized regulatory assets
Prepaid pension assets		430,626	(246,855)
Notes receivable		120,381
Assets from risk management and trading activities		99,195	(4,852)
Other	475	37,960	534

	475	2,786,309	(251,173)

Total Assets	42,007	6,392,912	(8,576,193)

Unaudited

DTE Energy Company
Consolidating Balance Sheet
As of December 31, 2004
(in thousands)

	Syndeco	DTE	Elims. &
	Realty	Enterprises,	Reclass
	Corporation	Inc.

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable	381	344,756	(248,829)
Accrued interest	63	13,692
Common dividends payable		12,500	(88,748)
Accrued payroll		5,688
Accrued vacation			(75,819)
Over recovery of supply costs		27,702
Short-term borrowings		390,686	(699,441)
Income taxes	(205)	(28,585)	(19,959)
General taxes		12,028	—
Current portion of long-term debt	448		(177,760)
Current portion of capital leases		504	—
Liabilities from risk management and trading activities		237,926	(7,628)
Other	680	171,857	75,818

	1,367	1,188,754	(1,242,366)

Other Liabilities
Deferred income taxes	(222)	(181,404)	(1,212)
Regulatory liabilities		563,697
Asset Retirement Obligations		21,097
Unamortized investment tax credit		18,534
Liabilities from transportation and storage contracts		387,196
Liabilities from risk management and trading activities		199,242	(4,852)
Accrued postretirement benefit costs		131,439
Accrued environmental costs		16,969
Deferred gains from asset sales		450
Minority interest		1,231
Nuclear decommissioning
Qualified pension liability		20,021
Other	46	49,220	(246,855)

	(176)	1,227,692	(252,919)

Long-Term Debt
Mortgage bonds, notes and other	19,415	784,432	177,760
Securitization bonds
Equity-linked debt securities
Trust preferred-linked securities
Capital lease obligations		112

	19,415	784,544	177,760

Shareholder’s Equity
Common stock, without par value	15,206	3,607,855	(6,589,473)
Retained earnings	6,195	(157,172)	(893,564)
Accumulated other comprehensive income (loss)		(258,761)	224,369

	21,401	3,191,922	(7,258,668)

Total Liabilities and Shareholder’s Equity	42,007	6,392,912	(8,576,193)

Unaudited

DTE Energy Company
Consolidating Balance Sheet
As of December 31, 2004

(in thousands)

DTE
Energy
Company
(consolidated)
Assets
Current Assets
Cash and cash equivalents	55,969
Restricted cash	125,917
Accounts receivable
Customer (less allowance for doubtful accounts)	879,953
Accrued unbilled revenues	377,698
Under recovery of supply costs	54,767
Other	177,354
Notes receivable	151,236
Inventories
Fuel	166,208
Gas	342,910
Materials and supplies	159,457
Prepaid property taxes	8,685
Assets from risk management and trading activities	295,967
Deferred income taxes	93,810
Other	105,890

2,995,821

Investments
Nuclear decommissioning trust funds	590,224
Other	557,514

1,147,738

Property
Property, plant and equipment	17,780,574
Property under capital leases	230,133
Less accumulated depreciation, depletion and amortization	(7,519,812)

10,490,895

Other Assets
Goodwill	2,067,394
Regulatory assets	2,119,451
Securitized regulatory assets	1,437,703
Prepaid pension assets	183,771
Notes receivable	528,662
Assets from risk management and trading activities	125,223
Other	200,435

6,662,639

Total Assets	21,297,093

Unaudited

DTE Energy Company
Consolidating Balance Sheet
As of December 31, 2004	DTE
(in thousands)	Energy
Company
(consolidated)
Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable	892,252
Accrued interest	111,451
Common dividends payable	89,989
Accrued payroll	33,078
Accrued vacations
Over recovery of supply costs	139,857
Short-term borrowings	402,653
Income taxes	16,133
General taxes	28,973
Current portion of long-term debt	506,568
Current portion of capital leases	7,186
Liabilities from risk management and trading activities	369,315
Other	411,762

3,009,217

Other Liabilities
Deferred income taxes	1,124,358
Regulatory liabilities	816,881
Asset Retirement Obligations	915,868
Unamortized investment tax credit	143,421
Liabilities from transportation and storage contracts	387,196
Liabilities from risk management and trading activities	223,840
Accrued postretirement benefit costs	273,402
Accrued environmental costs	21,790
Deferred gains from asset sales	413,986
Minority interest	131,817
Nuclear decommissioning	77,539
Qualified pension liability	265,475
Other	339,370

5,134,943

Long-Term Debt
Mortgage bonds, notes and other	5,672,777
Securitization bonds	1,399,872
Equity-linked debt securities	177,760
Trust preferred-linked securities	288,660
Capital lease obligations	65,935

7,605,004

Shareholder’s Equity
Common stock, without par value	3,323,034
Retained earnings	2,382,970
Accumulated other comprehensive income (loss)	(158,075)

5,547,929

Total Liabilities and Shareholder’s Equity	21,297,093

Unaudited

DTE Energy Company
Consolidating Statement of Retained Earnings
For the year ended December 31, 2004
(in thousands)

	DTE	DTE
	Energy	Gas Resources
	Company	Inc.
	(unconsolidated)

Retained earnings (deficit) at December 31, 2003	2,337,626	(2,049)

Net income (loss)	431,030	(1,461)

Other	(385,735)	1

Retained earnings (deficit) at December 31, 2004	2,382,921	(3,509)

Unaudited

DTE Energy Company
Consolidating Statement of Retained Earnings
For the year ended December 31, 2004
(in thousands)

	The Detroit	DTE
	Edison	Energy
	Company	Resources, Inc.

Retained earnings (deficit) at December 31, 2003	686,087	369,891

Net income (loss)	149,933	224,589

Other	(304,990)	11,417

Retained earnings (deficit) at December 31, 2004	531,030	605,897

Unaudited

DTE Energy Company
Consolidating Statement of Retained Earnings
For the year ended December 31, 2004
(in thousands)

	Wolverine	DTE	Syndeco
	Energy	Energy	Realty
	Services, Inc.	Ventures, Inc	Corporation

Retained earnings (deficit) at December 31, 2003	(66,527)	(9,665)	5,418

Net income (loss)	(18,956)	6,322	777

Other	0	(2)

Retained earnings (deficit) at December 31, 2004	(85,483)	(3,345)	6,195

Unaudited

DTE Energy Company
Consolidating Statement of Retained Earnings
For the year ended December 31, 2004
(in thousands)

	DTE	Elims. &
	Enterprises	Reclass.
	Inc.

Retained earnings (deficit) at December 31, 2003	(189,838)	(823,162)

Net income (loss)	81,108	(442,261)

Other	(48,442)	(371,859)

Retained earnings (deficit) at December 31, 2004	(157,172)	(893,564)

Unaudited

DTE Energy Company
Consolidating Statement of Retained Earnings
For the year ended December 31, 2004
(in thousands)

DTE
Energy
Company
(consolidated)

Retained earnings (deficit) at December 31, 2003	2,307,781

Net income (loss)	431,081

Other	(355,892)

Retained earnings (deficit) at December 31, 2004	2,382,970

EXHIBIT B

An organizational chart showing the relationship of each EWG and foreign utility company to associate companies in the holding company system.

An organizational chart of DTE River Rouge No. 1, L.L.C.

DTE ENERGY COMPANY

DTE ENERGY RESOURCES, INC.

DTE GENERATION, INC.

DTE RIVER ROUGE NO. 1, L.L.C.

An organizational chart of DTE Georgetown, L.P.

DTE ENERGY COMPANY

DTE ENERGY RESOURCES, INC.

DTE ENERGY SERVICES, INC.

DTE GEORGETOWN HOLDINGS, INC.

DTE GEORGETOWN, L.P.

An organizational chart of Metro Energy, L.L.C.

DTE ENERGY COMPANY

DTE ENTERPRISES, INC.

MCN ENERGY ENTERPRISES INC.

MCN POWER COMPANY

METRO ENERGY, L.L.C.

An organizational chart of Crete Energy Venture, LLC

DTE ENERGY COMPANY

DTE ENERGY RESOURCES, INC.

DTE ENERGY SERVICES, INC.

POWER ENERGY PARTNERS, LLC

CRETE ENERGY VENTURE, LLC

An organizational chart of DTE East China, LLC

DTE ENERGY COMPANY

DTE ENERGY RESOURCES, INC.

DTE ENERGY SERVICES, INC.

DTE EAST CHINA, LLC

An organizational chart of Bhote Koshi Power Company Private Limited

DTE ENERGY COMPANY

DTE ENTERPRISES, INC.

MCN ENERGY ENTERPRISES INC.

MCN INTERNATIONAL CORPORATION

MCNIC NEPAL LIMITED OF GRAND CAYMAN

PANDA BHOTE KOSHI

PANDA OF NEPAL

BHOTE KOSHI POWER COMPANY PRIVATE LIMITED